1400 Union Meeting Road
P.O. Box 3053
Blue Bell, PA 19422-0858
Telephone (215) 619-2700
Fax (215) 619-7840

July 21, 2009

Securities and Exchange Commission

Division of Corporation Finance

Mr. Brian Cascio

Accounting Branch Chief

100 F Street NE

Mail Stop 3030

Washington, DC 20549

RE:	C&D Technologies, Inc.

Form 10-K for Fiscal Year Ended January 31, 2009

Form 10-Q for Fiscal Quarter Ended April 30, 2009

File No. 001-09389

Dear Mr. Cascio:

We are responding to your comment letter dated June 30, 2009 regarding the above referenced filings of C&D Technologies, Inc. Below are our responses to each comment received. For convenience of reference, we have included each of the Commission’s numbered comments followed by the Company’s response in bold to that comment.

1.	We note your disclosure in the last paragraph of this section. Please tell us where you identify your customers that account for over 10% of your net sales as required by Item 101(c) (1) (vii) of Regulation S-K.

We supplementally inform the staff that in accordance with Item 101(c)(1)(vii) of Regulation S-K the Company disclosed it has one customer whose sales exceeded 10% of our net sales. See Item 1 on Page 5 of Form 10-K for fiscal year ended January 31, 2009. The Company did not specifically name the customer in its 10-K or in other filings. The Company believes the release of the customer’s name would place us at a competitive disadvantage with our competitors and cause substantial harm to our competitive position. The Standby Power market in which we operate is highly competitive. Our competitors range from start up companies to major domestic and international corporations.

2.	In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please tell us and disclose the following in future filings:

•	How you perform the two-step impairment test discussion in SFAS 142 including the reporting unit level at which you test goodwill for impairment and your basis for that determination

•

Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analysis

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used)

•	A quantitative and qualitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

We supplementally inform the staff, and will include enhanced disclosures of these practices and assumptions in our Form 10-K for the fiscal year ended January 31, 2010 or in any Form 10-Q as required, as follows:

In assessing goodwill for impairment we perform a two-step impairment review as required by SFAS 142. The first step compares the fair value of the reporting unit to its carrying amount, including goodwill. Our sole business segment and reporting unit is Standby Power; therefore, goodwill is tested at the entity level. We determine the fair value of our reporting unit using a discounted cash flow technique adjusted for risk characteristics, also giving consideration to our overall market capitalization based on the average market capitalization of the Company for the 30-day period before year end. Market capitalization is viewed as a confirmatory indicator of fair value in comparison to that calculated using the discounted cash flow technique. If the fair value exceeds the carrying amount of the reporting unit, including goodwill, no impairment loss is indicated and the step-two analysis is not required. If the fair value is less than the carrying amount of the reporting unit, including goodwill, then the second step of the impairment analysis is required.

Our fair value assessment is dependent upon our estimate of future discounted cash flows and other factors. Our estimates of future cash flows include assumptions concerning future operating performance and economic conditions and may differ from actual future cash flows. Estimated future cash flows are adjusted by an appropriate discount rate at the date of evaluation (25% for the January 31, 2009 assessment). A 1% increase / decrease in the discount rate increases / decreases the fair value by approximately $5 million. The financial and credit market volatility directly impacts our fair value measurement through our weighted average cost of capital that we use to determine our discount rate and through our stock price that we use to determine our market capitalization. Therefore, changes in our stock price may also affect the amount of impairment recorded. Market capitalization is determined by multiplying the shares outstanding on the assessment date by the average market price of our common stock over a 30-day period before the assessment date. We use this 30-day duration to consider inherent market fluctuations that may affect any individual closing price. A $0.10 increase / decrease in our stock price increases / decreases our market capitalization by approximately $2.6 million. We believe that our market capitalization alone does not fully capture the fair value of our business as a whole, or the substantial value that an acquirer would obtain from its ability to obtain control of our business. As such, in determining fair value, we add a control premium to our market capitalization. To estimate the control premium, we considered our competitive advantages that would likely provide synergies to a market participant. In addition, we considered external market factors which we believe contributed to the decline and volatility in our stock price that did not reflect our underlying fair value.

For the fiscal year ended January 31, 2009 we determined that our fair value exceeded the carrying amount of the reporting unit, including goodwill, and as such, no impairment loss was indicated.

If step two of the goodwill assessment were required we would compare the implied fair value of our reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss would be recognized in an amount equal to that excess.

We supplementally inform the staff that there have been no changes in the process we use to evaluate goodwill for impairment from the prior year other than a change in our discount rate from 15% as of January 31, 2008 to 25% as of January 31, 2009, to reflect changes in economic conditions and our overall risk profile. Additionally, no other valuation techniques are used other than those described above and our conclusion regarding our goodwill assessment would not have changed based on the 1% discount rate change and / or the $0.10 stock price change per the sensitivity analysis noted above.

3.	In future filings, when drafting “Future Outlook” sections for your Management’s Discussion and Analysis of Financial Condition and Results of Operations, please carefully review the guidance in Release 34-48960 (December 19, 2003). As noted in that release, an overview should include the most important matters on which a company’s executives focus in evaluating financial conditions and operating performance and provide a context for the discussion and analysis of the financial statements. A good overview should:

•

Be a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results:

•	Include economic or industry-wide factors relevant to the company:

•

Provide insight into the material opportunities, challenges, and risks on which the company’s executives are most focused and the actions the company’s executives are taking to address those opportunities, challenges and risks; and

•	Address other issues mentioned is the Release.

We note, for example, the themes and matters discussed in your April 17, 2009 earnings conference call.

We supplementally inform the staff that we have reviewed the guidance referenced, Release 34-48960, and in future filings will continue to enhance our discussions in “Future Outlook” to provide users with a thorough overview of the most important matters on which our executives focus in evaluating financial conditions and operating performance consistent with the Release’s guidance.

4.	Please tell us how you intend to fund the $69 million and $11 million in contractual obligations and commercial commitments due in less than one year considering your cash on hand included in the balance sheets on page F-3 and the available borrowings discussed in Note 5.

We supplementally advise the staff: that our contractual commitments due within one year are expected to be funded through our cash on hand, cash generated from operations and availability on our credit facility. Our current credit facility does not expire until December 7, 2010. As of January 31, 2009, the maximum availability calculated under the credit facility was approximately $43 million, of which $0 was funded, and $11 million was utilized for letters of credit. As provided under the credit facility, excess borrowing capacity will be available for future working capital needs and general corporate purposes. As it specifically relates to the contractual commitment table:

a.

Approximately $52 million of our $69 million contractual commitments due within one year was for projected purchases of lead from our vendors. Lead is the primary raw material used in the manufacture of our batteries. As a result, the cost of lead is a significant component of our cost of goods sold and the purchases are funded through normal operations (i.e., sales of our products). The contracts with our lead vendors, generally carry no penalties if the purchases are not made; therefore, if there is a reduction in forecasted sales of our batteries then our lead purchases are reduced. Please note that, subsequent to our filing of our Form 10-K for the year ended January 31, 2009, our largest contract was revised to reflect significantly lower projected purchases. As disclosed in our Form 10-Q for the first quarter of fiscal year 2010 as filed on June 4, 2009, our contractual commitments for lead purchases within one year has decreased to $33 million despite a 17% increase in the price of lead at April 30, 2009 compared to January 31, 2009. As noted above, the contractual commitment for lead purchases is not a firm commitment as the amount of lead we purchase can vary, generally without penalty, based on market demands. We include these purchases in the contractual commitment table as they represent the maximum contracted exposure for lead purchases.

b.	Debt of approximately $6 million is for a six-month renewable loan in China. This loan is expected to be refinanced bi-annually so that no cash payment on principal will be required. However, if we were unable to refinance this credit arrangement locally at commercially acceptable terms we would expect to refinance this facility using available borrowings under our credit facility. This borrowing was for construction of a manufacturing plant and is part of a joint venture where a non-controlling interest of 33.3% is held.

c.	Interest payable of approximately $7 million annually relates to contractual interest due under our outstanding convertible notes and is expected to be paid from operating cash flows and use of the available borrowings under our credit facility. Please note that interest is payable semi-annually

d.	Contractual obligations for equipment purchases of approximately $2 million were paid in early February. These obligations related to firm purchase orders for equipment.

e.	Contractual commitments for operating leases of approximately $2 million are expected to be funded through operating cash flows.

f.	The $11 million relates to standby letters of credit provided to vendors for purchases of raw materials and for other corporate purposes, including security for workers compensation exposures. These standby letters of credit provide a guarantee of payment to vendors for expected purchases and or contingent obligations. Note that the standby letters of credit have been reduced to $5 million as disclosed in our Form 10-Q for the first quarter of fiscal year 2010 as filed on June 4, 2009. The purchases of our raw materials and ultimate payment of workers compensation obligations are expected to be funded through cash from operations.

5.

We note your disclosure on pages 18 and 19 of the proxy statement you have incorporated by reference that the compensation committee generally targets (i) the 50th percentile of the market when evaluating and reviewing base salary and (ii) between the 50th and 75th percentile of the market when evaluating and reviewing incentive compensation. In future filings, please disclose how the base salary and the incentive compensation of the named executive officers relate to the data the compensation committee considered. If any of your named executive officers are compensated at levels that are materially different from the data, please also provide discussion and analysis as to why.

The Company acknowledges the Staff’s comment, and in future filings, where we disclose the base salary and the incentive compensation of the named executive officers in the Compensation Discussion and Analysis section in the Proxy Statement, we will disclose how the base salary and the incentive compensation of the named executive officers relate to the data considered by the Compensation Committee and, if any of the named executive officers are compensated at levels that are materially different from the data, we will also provide discussion and analysis as to why such compensation levels are materially different.

6.	We note from your disclosure on pages 19 and 20 of your proxy statement that you have not disclosed the specific “goals” and “objectives” for your named executive officers to achieve to receive their short-term cash incentives. Please provide such disclosure in future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific goals and objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulations S-K. In discussing how difficult or likely it will be to achieve the goals and objectives, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

The Company acknowledges the Staff’s comment, and in future filings where we disclose short-term cash incentives of the named executive officers in the Proxy Statement, we will disclose, as applicable, the specific goals and objectives of the named executive officers to achieve their short-term cash incentives. In future filings, to the extent we believe that disclosure of such information on a historical basis would result in competitive harm, we may seek to exclude such information under Instruction 4 to Item 402(b) of Regulation S-K and, in such case, would provide appropriate disclosure and a detailed explanation supporting this conclusion.

7.	Refer to your disclosure in the second paragraph on page 20 of your proxy statement of “special one-time bonuses.” Please clarify your disclosure to explain how you determined the amounts of these bonuses in future filings, as applicable.

The Company acknowledges the Staff’s comment, and in future filings where we disclose “special one-time bonuses” in the Proxy Statement, we will clarify our disclosure to explain how we determined the amounts of such bonuses, as applicable.

8.	We note from your disclosure on Page 20 that the committee determines actual award levels based on competitive market information, individual performance and expected potential. In future filings please include substantive analysis and insight into how there items were used to make award determinations with respect to your named executive officers.

The Company acknowledges the Staff’s comment, and in future filings where we disclose that the Compensation Committee determines actual award levels based on competitive market information, individual performance and expected potential, we will include substantive analysis and insight into how these items were used to make award determinations with respect to the named executive officers.

9.	We note that you have disclosed that you determined that the carrying value of your long-lived assets exceeded their fair value. Tell us and disclose in future filings the specific methodologies and assumptions used in your analysis, the amount of the impairment recorded in accordance with SFAS 144 and how this amount was determined.

We supplementally inform the staff that we perform periodic evaluations of the recoverability of the carrying amount of long-lived assets (including property, plant and equipment, and intangible assets with determinable lives) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Events or changes in circumstances are evaluated based on a number of factors including operating results, business plans and forecasts, general and industry trends and economic projections and anticipated cash flows. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in earnings. We also continually evaluate the estimated useful lives of all long-lived assets and periodically revise such estimates based on current events.

We supplementally advise the staff, and will include in future filings, the specific methodologies and assumptions used in our analysis, the amount of any impairment recorded in accordance with SFAS 144 and further information clarifying how the amount of any impairment was determined. As noted on pages F-40 and F-41 of our Form 10-K for the fiscal year ended January 31, 2009, we recorded asset impairment charges of approximately $1 million and $1.2 million during our fiscal years ended January 31, 2007 and January 31, 2009, respectively.

During fiscal 2007, we closed a manufacturing facility in Conyers, Georgia. The $1 million asset impairment charge recorded in this fiscal year related to the write off of the net book value of equipment which was not relocated to any of our other manufacturing facilities, and for which such equipment was determined not to have any recoverable value.

During fiscal 2009, we recorded an additional asset impairment charge of approximately $1.2 million related to the write down of the Conyers, Georgia manufacturing facility (land and buildings) which is held for sale. While expressions of interest regarding purchase of the facility have been made, since the closure of the facility and it’s listing for sale, we have not received any committed purchase offers for the property. Additionally, late in fiscal 2009, the real estate market in the Conyers area deteriorated significantly due to the overall recessionary environment and turmoil experienced in global credit markets. The Company considered this market downturn, along with the fact that there has not been a committed offer on the property since it has been listed for sale, as an indicator of impairment. As a result, the Company obtained an updated third party market value estimate for the property in the fourth quarter of fiscal 2009. A local real estate agent reviewed the property and reduced expectations from sale within the next 24 months, given market conditions, to gross proceeds of approximately $750,000 to $1 million. Based on this assessment, as well as consideration of commissions and certain repairs needed to make the property saleable, the Company’s estimates of fair value were adjusted, we reduced the carrying value of the property to $500,000 and recorded an appropriate impairment charge in the fourth quarter of fiscal 2009.

10.	We note the significant decline in revenues in the first quarter of fiscal 2010 compared to the prior year, the decline in market capitalization and the significant increase in net loss during this period. Please tell us how you consider these factors in determining whether goodwill was impaired at April 30, 2009. In addition, tell us whether these items are indicators of potential impairment that would require you to perform a goodwill impairment analysis subsequent to January 31, 2009.

We supplementally inform the staff that our annual goodwill impairment assessment is performed at January 31, 2009. Our Form 10-K for the fiscal year ended January 31, 2009 was filed on April 16, 2009. A decrease in our revenues and short term earnings performance was forecasted and included in our year end discounted cash flow fair value assessment and analysis. We also considered the decrease in our market capitalization subsequent to year end when performing our impairment assessment at January 31, 2009. We do not consider the market capitalization decrease the result of a fundamental decline in our business and, as such, the decrease was not viewed as an impairment indicator at January 31, 2009 or April 30, 2009. As a result, no triggering events were deemed to have occurred in our first quarter ended April 30, 2009, and a formal impairment assessment was determined not to be required and was not prepared.

11.	Please tell us your accounting treatment for the make-whole premium in your debt arrangements. In future filings, disclose the expected impact of the adoption of EITF 07-5.

We supplementally inform the staff that as disclosed in our Form 10-K for the year ended January 31, 2009, the make whole provision in our convertible debt senior notes is only applicable if there is a fundamental change in the Company (as defined in the indenture agreements), and if our stock price exceeds $7.00 in the case of our 2005 Convertible Senior Notes or $4.30 in the case of our 2006 Convertible Senior Notes. As this option is indexed to our common stock, it qualifies for the scope exemption under paragraph 11(a) of SFAS 133 and is not an embedded derivative requiring bifurcation and separate accounting treatment. We supplementally inform the staff that in our Form 10-Q for the quarter ended July 31, 2009, we will disclose that we reviewed and assessed EITF 07-05 and the application did not change our accounting treatment. Additionally, there has not been a fundamental change in the Company as defined under the convertible notes.

We hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct your questions or comments to the undersigned at (215) 619-7835.

Sincerely,

/s/ Ian J Harvie
Ian J Harvie Chief Financial Officer

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